2025

ANNUAL REPORT



Southern Missouri Bancorp

Financial Summary

	2025	2024	CHANGE (%)
EARNINGS (dollars in thousands)			
Net interest income	$ 154,616	$ 139,483	10.8%
Provision for credit losses	6,523	3,600	81.2%
Noninterest income	27,984	24,844	12.6%
Noninterest expense	102,083	97,617	4.6%
Income taxes	15,416	12,928	19.2%
Net income	58,578	50,182	16.7%
PER COMMON SHARE			
Net income:			
Basic	$ 5.19	$ 4.42	17.4%
Diluted	5.18	4.42	17.2%
Closing market price	54.78	45.01	21.7%
Cash dividends declared	0.92	0.84	9.5%
AT YEAR-END (dollars in thousands)			
Total assets	$ 5,019,607	$ 4,604,316	9.0%
Loans, net of allowance	4,048,961	3,797,287	6.6%
Reserves as a percent of nonperforming loans	224 %	786 %	
Deposits	$ 4,281,368	$ 3,943,059	8.3%
Stockholder's equity	544,692	488,748	11.4%
FINANCIAL RATIOS			
Return on average shareholder equity	11.37 %	10.74 %	
Return on average assets	1.21	1.10	
Net interest margin	3.40	3.27	
Efficiency ratio	55.91	58.87	
Allowance for credit losses to loans	1.26	1.36	
Equity to average assets at year-end	11.24	10.72	
OTHER DATA[1]			
Common shares outstanding	11,299,467	11,277,737	
Common shares outstanding for book value calculation[2]	11,249,304	11,219,781	
Average common and dilutive shares outstanding	11,257,969	11,301,279	
Common stockholders of record	443	468	
Full-time equivalent employees	719	714	
Assets per employee (in thousands)	$ 6,981	$ 6,449	
Banking offices	65	66	

Diluted Earnings per Share

2021	2022	2023	2024	2025
$5.22	$5.21	$3.85	$4.42	$5.18

Cash Dividends Per Share

2021	2022	2023	2024	2025
$0.62	$0.80	$0.84	$0.84	$0.92

Book Value Per Share

2021	2022	2023	2024	2025
$31.94	$34.91	$39.54	$43.56	$48.42

(1) Other data is as of fiscal year-end, except for average shares. (2) Excludes unvested restricted stock award shares.

DEAR SHAREHOLDERS,

> Southern Missouri Bancorp, Inc. (the "Company") delivered strong results in fiscal year 2025, continuing to advance our long-term strategy and deliver value for our shareholders. We increased diluted earnings per share by 17.2% to $5.18 and grew tangible book value per share, a non-GAAP measure, by 14.1%. In July 2025, the Board of Directors approved an 8.7% increase in the quarterly dividend to $0.25 per share, our 125th consecutive quarterly dividend since our Company's inception, underscoring both the strength of our performance and our enduring commitment to returning value to shareholders.

These achievements came in a year shaped by a turbulent economic landscape. Financial markets were volatile, inflationary pressures persisted, and geopolitical developments contributed to uncertainty. Agriculture commodity prices were generally lower, though crop yields were strong in calendar year 2024. Favorable weather in our region looks to be supporting another productive year in 2025, but pricing is still relatively weak. While interest rates remained elevated, improvements in the slope of the yield curve and historically low unemployment provided balance. Against this backdrop, we successfully navigated strong loan competition and sustained deposit pressures, creating growth through opportunity and execution.

During the fiscal year, the Company undertook a performance improvement project with the ultimate goals of a better customer and team member experience and value creation for shareholders. With the initial evaluation phase complete, we have begun the process of implementing recommendations with the goal to be fully implemented in the next three years. I am immensely proud of how our team members have embraced this initiative and the progress made to date in this pivotal effort, laying the groundwork for continued innovation and ensuring we remain competitive in a rapidly changing industry.

Our strong financial results amidst the challenging economic environment are a testament to our team members' hard work and their dedication to serving our customers and communities. On behalf of our Board and management team, I would like to thank our team members for their efforts in a challenging year, our customers for the opportunities to serve them, and you, our shareholder, for your continued confidence in Southern Missouri Bancorp.

Sincerely,



Greg Steffens
Chairman of the Board and Chief Executive Officer
Southern Missouri Bancorp, Inc.

20-Year Shareholder Return



Southern Bank (SMBC) - 1,081.61%   S&P United States BMI Banks Index   S&P 500 Bank   Russell 2000

Source S&P Global Market Intelligence

DEAR SHAREHOLDERS,

Our Company made significant strides during the year, guided by our refined mission, vision, and values. Our values are more than words on paper—they're principles brought to life by our team. These values were evident throughout the year in the way we supported one another as **family,** embraced **innovation,** deepened community **roots,** prioritized **service,** built lasting **trust,** and provided **strength** to our customers and shareholders. The alignment of our culture with our strategy was a driving force behind the strong results we achieved in fiscal year 2025 and will continue to help us succeed in the years ahead.

FINANCIAL PERFORMANCE

The Company delivered strong financial results for fiscal year 2025 amid the challenging economic environment. Net income increased $8.4 million, or 16.7%, and diluted earnings per share were $5.18, an increase of 17.2%. The Company also reported strong growth in net interest income of 10.85%, as the net interest margin increased 13 basis points compared to the prior fiscal year. Noninterest income increased 12.6% as the Company worked to increase fee income and further diversify our revenue streams across all products and segments. Although noninterest expense increased during the year, strong revenue growth more than offset this rise. This drove an improvement in our efficiency ratio to 55.9% in fiscal year 2025, compared to 58.9% in the prior year, reflecting disciplined execution and utilization of operating leverage. Despite some additional credit costs during fiscal 2025, we delivered strong earnings growth for the year, increasing profitability to a 1.21% return on average assets and an 11.4% return on average equity.

The Company reported solid asset growth of $415.3 million, or 9.0%, for fiscal 2025. We experienced well-rounded loan growth throughout our footprint, with larger growth from our northern and southern regions, as net loans increased 6.6% to $4 billion. Despite strong competition throughout the year, deposits increased $338.3 million, or 8.6%. Looking back over the past five years, even with the margin and profitability pressure experienced in fiscal 2024, we have compounded tangible book value by 10% annually, while also returning an average of 17% of earnings to shareholders through cash dividends.

These positive results reflect the Company's commitment to delivering a sound return to our shareholders, to providing our customers with superior service and expanding our relationships with them to achieve their financial goals, and to providing our team members the tools and knowledge to best serve our customers. We're excited that our efforts—and the investments we make—help to advance our communities' economic, social, and educational prospects.

STRATEGIC GROWTH

The Company's strategic growth in fiscal 2025 centered on organic expansion and strengthening our presence in the Kansas City and St. Louis metropolitan markets. In Kansas City, fiscal 2025 marked the second full year of integrated operations following the Citizen's merger, supported by the addition of a second loan production office. Looking ahead, we plan to open two new locations in the St. Louis market during fiscal 2026, further expanding our footprint and positioning the Company for sustained growth. Our loan pipeline remains strong across all regions, reflecting healthy customer demand, and we remain disciplined in our approach, maintaining stringent underwriting standards to ensure quality loan growth while effectively managing risk.

With a strong capital position and a positive outlook, the Company increased its quarterly dividend in the first quarter of fiscal 2026, while still retaining a significant portion of earnings to support future growth. We continue to carefully evaluate strategic uses of our capital, including investments in organic expansion through traditional bank products and other financial services, pursuing merger and acquisition opportunities that align with our strategic goals and to achieve scale in target markets, or returning capital to shareholders through buybacks or dividends. As opportunities present themselves, we'll carefully evaluate our options to best deliver shareholder value over the long term.

CUSTOMER EXPERIENCE AND INNOVATION

The Company continues to invest in new technologies designed to provide more features and flexibility, greater security, and an enhanced digital experience for our customers. As cybersecurity threats evolve, the Company prioritizes the security and protection of our customer data. In addition, the performance improvement project is leading us to reimagine the customer experience with innovative process management. We are focused on offering the right products for our clients and enhancing our treasury management solutions to remain a leader in the communities we serve, strengthen business client relationships, and grow lower-cost operating deposits over time. Based upon our most recent customer survey, customers most often described us as "trustworthy" and "reliable" while also highlighting both personal service and digital access as reasons they are satisfied with the Company. We are pleased with the progress to date and excited to show our customers new updates when fully tested and ready.

TEAM MEMBERS AND COMMUNITY COMMITMENT

Our team members and the communities they serve are at the heart of our vision and values, and we are firmly committed to their success. This fiscal year, our team members volunteered over 3,000 hours and donated approximately $25,000 of their own funds to local charities and community nonprofit organizations through fundraisers we organized. The Company also contributed over $500,000 in charitable donations to support local community initiatives and to emphasize our commitment to our hometowns.

Another key initiative this year was our continuing project to strengthen our organizational culture. Dedicated team member task forces are driving the actions recommended, and early results have been positive and encouraging. A recent team member survey reflected these improvements, with notable successes since the beginning of the project. By fostering a stronger, more engaged culture, we are enhancing the experience for our team, elevating service for our customers, and continuing to improve the Company's performance.

During the year, the Company announced it had promoted Justin Cox to the newly created position of Chief Banking Officer, hired Diane Wakefield to lead the Company's wealth management departments, and added key team members in our newer markets in the Kansas City and St. Louis metro areas. These new team member additions have already yielded positive results as we continue to meet the evolving financial needs of our customers. Other senior team members took on new roles as we realigned duties in a way that will best help us carry out our strategic initiatives. We greatly appreciate the commitment of our leadership team to take on new challenges for the long-term benefit of our organization.

FISCAL 2026 OUTLOOK

Looking ahead to 2026 and beyond, we are focused on driving long-term earnings growth and shareholder value. Guided by our commitment to exceptional service, innovation, and a strong, engaged team, we are well-positioned to seize opportunities, navigate challenges, and continue building a company that strengthens our communities.

We're here for you and your financial goals.

Sincerely,

Matt Funke
President & Chief Administrative Officer
Southern Missouri Bancorp, Inc.

Key Financial Highlights

Total Loans*
net of allowance for loan losses



2021	2022	2023	2024	2025
$2,200	$2,686	$3,571	$3,797	$4,049

Total Deposits*



2021	2022	2023	2024	2025
$2,331	$2,815	$3,726	$3,943	$4,281

Total Assets*



2021	2022	2023	2024	2025
$2,701	$3,215	$4,360	$4,604	$5,020

Efficiency Ratio



2021	2022	2023	2024	2025
48.0%	50.8%	56.5%	58.9%	55.9%

Return on Average Common Equity



2021	2022	2023	2024	2025
17.7%	15.4%	10.4%	10.7%	11.4%

Return on Average Assets



2021	2022	2023	2024	2025
1.79%	1.59%	1.03%	1.10%	1.21%

* Dollars in millions.

Tangible Book Value per Common Share**



2021	2022	2023	2024	2025
$29.55	$31.05	$32.24	$36.68	$41.87



The charts above and on page 6 highlight our key financial measures, providing a clear view of our financial strength. Behind these results is a dedicated team focused on delivering sustainable, long-term value for our shareholders.

**Tangible common equity and tangible book value per common share are financial measures determined by methods other than in accordance with accounting principles generally accepted in the United States (GAAP). These non-GAAP financial measures are supplemental and not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures used by other companies.

We calculate tangible common equity by excluding the balance of intangible assets from common stockholders' equity. We calculate tangible book value per common share by dividing tangible common equity by common shares outstanding, less restricted common shares not vested, as compared to book value per common share, which we calculate by dividing common stockholders' equity by common shares outstanding, less restricted common shares not vested. We believe that this is consistent with the treatment by bank regulatory agencies, which generally exclude intangible assets from the calculation of risk-based capital ratios.



PLEASE JOIN US

at our 2025 Annual Meeting, where shareholders will hear
management review this year's performance in detail.

ANNUAL MEETING

Monday, October 20, 2025 at 9:00 AM
to be held at our headquarters facility, located at:
2991 Oak Grove Road
Poplar Bluff, Missouri

Directors

GREG A. STEFFENS

Chairman and CEO,

Southern Missouri Bancorp, Inc.

L. DOUGLAS BAGBY

Vice-Chairman of the Board;

Retired City Manager,

City of Poplar Bluff

SAMMY A. SCHALK

President,

Gamblin Lumber Company

REBECCA M. BROOKS

Vice President and

Financial Operations Manager,

McLane Transport

CHARLES R. LOVE

Certified Public Accountant,

Kraft, Miles & Tatum

DENNIS C. ROBISON

President,

Robison Farms, Inc.

DAVID J. TOOLEY

Retired President and CEO,

Metropolitan National Bank

TODD E. HENSLEY

Investor/Former Chairman,

Peoples Bank of the Ozarks

DANIEL L. JONES

Market Chairman, Southern Bank

Former Founder, Chairman, and CEO,

FortuneBank and Fortune Financial Corp.

DAVID L. MCCLAIN

Agency Owner

State Farm Insurance

WILLIAM E. YOUNG

Retired President

Citizens Bank & Trust Co.



OUR MISSION ───

We're here for you and your financial goals.

OUR VISION ───

We create growth through opportunity.

We provide our customers the best service and expand our relationships to help them achieve their financial goals.

We provide our team with the tools and knowledge to serve our customers wherever they may be.

We provide our team members opportunities for professional development, career advancement, and a positive work environment.

We provide for the well-being of our communities, working to advance their economic, social, and educational prospects.

We provide a sound return on our shareholders' investment.



OUR VALUES

FAMILY
INNOVATION
ROOTED
SERVICE
TRUST
STRENGTH

GUIDED BY PURPOSE

Our progress this year reflects more than financial results; it demonstrates the strength of our mission and values in action. **Guided by FIRSTS—Family, Innovation, Rooted, Service, Trust, and Strength,** we delivered meaningful outcomes for shareholders and deepened our commitment to the customers and communities we serve.